SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
300 SOUTH GRAND AVENUE
	LOS ANGELES, CALIFORNIA 90071-3144	FIRM/AFFILIATE
OFFICES
-----------
BOSTON
	TEL: (213) 687-5000	CHICAGO
	FAX: (213) 687-5600	HOUSTON
	www.skadden.com	NEW YORK
PALO ALTO
WASHINGTON, D.C.
DIRECT DIAL		WILMINGTON
(213) 687-5527		-----------
DIRECT FAX		BEIJING
(213) 621-5527		BRUSSELS
EMAIL ADDRESS		FRANKFURT
JONATHAN.KO@SKADDEN.COM		HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
	September 8, 2016	SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO

VIA EDGAR

Ms. Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Saban Capital Acquisition Corp.

Registration Statement on Form S-1

Filed August 23, 2016 File

No. 333-213259

Dear Ms. Hayes:

On behalf of Saban Capital Acquisition Corp. (the “Company”, “we” or “us”), in connection with the proposed initial public offering of the Company’s securities, we have filed today Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”) in response to the comment of the staff (“Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission received by letter dated September 6, 2016, concerning the Company’s Registration Statement on Form S-1 filed on August 23, 2016 (the “Registration Statement”).

The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comment as well as other updates. For the convenience of the Staff, we also have sent to you paper copies of this letter and

U.S. Securities and Exchange Commission

September 8, 2016

copies of the Amended Registration Statement marked to show changes from the Registration Statement. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Amended Registration Statement.

Executive Officer and Director Compensation, page 100

1.	We refer to your disclosures on pages F-12 and II-2 concerning the recent adoption of The 2016 Share Award Plan and issuances made pursuant to Rule 701. Please revise to discuss the material terms of the plan and file it as an exhibit to the registration statement.

We have revised the disclosure to include a discussion of the material terms of the plan and have filed the plan as an exhibit to the Amended Registration Statement. Please see pages 100, F-12 and II-2 and Exhibit 10.9.

Exhibit 5.1

2.	We refer to the assumptions numbered 2.2, 2.3 and 2.9 which specifically carve out New York law. To the extent that these assumptions are necessary for counsel to render its opinion concerning the legality of the securities under the laws of the Cayman Islands, please tell us whether counsel is relying on the opinion of U.S. counsel provided in Exhibit 5.2 to make these necessary assumptions. If this is the case, please have Cayman Islands counsel revise its Exhibit 5.1 opinion to state this reliance or advise. Similarly, we refer to assumptions (a) through (d) in Exhibit 5.2 and Staff Legal Bulletin No. 19, section II.B.3.a. Please have U.S. counsel revise to remove the assumptions or, as applicable, have counsel indicate that it is relying on the opinion of Cayman Islands’ counsel filed as Exhibit 5.1

We have been advised by Cayman Islands counsel that they are not relying on, and need not rely on, the opinions provided in Exhibit 5.2 to make the assumptions numbered 2.2, 2.3 and 2.9 in Exhibit 5.1, and that they are making such assumptions because they are not qualified to advise on New York law, which is the governing law of the transaction documentation.

We have been advised by U.S. counsel that they are not relying on, and need not rely on, the opinion provided in Exhibit 5.1 pursuant to Staff Legal Bulletin No. 19, section II.B.1.e., as such opinion is filed as an exhibit to the Amended Registration Statement, Cayman counsel has been named in the Amended Registration Statement as having prepared such opinion and Cayman counsel is required to file a consent pursuant to Securities Act Rule 436(a). Although U.S. counsel is not relying on the opinion of Cayman counsel, U.S. counsel does believe it is appropriate to assume these matters as they are necessary predicates to an opinion with respect to its opinions. However, since these matters are being addressed in a separate opinion, U.S. counsel does not believe its assumption of these matters detracts from the overall scope of the opinions being provided which, collectively, fully address the opinions required to be covered by Item 601(b)(5) of Regulation S-K.

Exhibit 5.2

3.	We refer to qualifications (c) and (d) on page 3 of the opinion and Staff Legal Bulletin No. 19, section II.B.3.a. Please have counsel revise the opinion to remove the qualifications or explain why these qualifications are necessary and appropriate to the opinion(s).

U.S. Securities and Exchange Commission

September 8, 2016

Exhibit 5.2 has been revised to clarify that assumption (c) refers to Continental Stock Transfer & Trust Company as the warrant agent under the warrant agreement. We have been advised by U.S. counsel that it believes the enforceability of the warrants is dependent in part on the enforceability of the warrant agreement against the warrant agent and, accordingly, counsel has made such assumption. Further, U.S. counsel believes this assumption is consistent with opinion practice and does not detract from the opinion.

U.S. counsel has advised us that it typically includes the reliance mentioned in clause (d) of Exhibit 5.2 when issuing an enforceability for units or warrants because courts in the State of New York will enforce choice of law if the contract so provides and the value of the transaction is in excess of $250,000 and will enforce choice of forum provisions if the contract so provides and the transaction is in excess of $1,000,000. See IRB-Brasil Resseguros, S.A. v. Inepar Investments, S.A., 2012 NY Slip Op. 08669 (N.Y. 2012).

*    *    *

U.S. Securities and Exchange Commission

September 8, 2016

Please contact me at (213) 687-5527 should you require further information.

Very truly yours,

/s/ Jonathan Ko

Jonathan Ko

cc:	Saban Capital Acquisition Corp.
Adam Chesnoff

cc:	Freshfields Bruckhaus Deringer US LLP
Paul Tropp